Exhibit 99.1

Missfresh Enters Standby Equity Purchase Agreement for up to US$300 Million

Provides Access to Additional Capital to Support Growth

BEIJING, China, March 7, 2022 – Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), a pioneering leader in China’s neighborhood retail industry, today announced it entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Investor”), dated as of March 4, 2022, to sell up to US$300 million of the Company’s Class B ordinary shares, in the Company’s sole discretion and at its request based on its funding requirement at any time during the 36 months following the date of the SEPA, following the effectiveness of a registration statement with the Securities and Exchange Commission registering Class B ordinary shares issuable pursuant to the SEPA and other customary closing conditions.

Mr. Zheng Xu, CEO of the Company, commented, “We are pleased to announce this financing facility. The additional fundings will give us robust operational and strategic flexibility as we drive forward to further implement our strategy and achieve our commercial milestones. We will remain committed to strengthening our end-to-end supply chain capabilities and enhancing our product offerings, including private-label selections and Ready-to-Cook products, to better serve high-value customers’ needs, while improving unit economics through continuous technology empowerment and ultimately maximizing shareholder value.”

Each issuance and sale of the Company’s Class B ordinary shares to the Investor pursuant to the SEPA is referred to as an “Advance.” Pursuant to the SEPA, the maximum amount for each Advance should be the lower of: (i) an amount equal to 100% of the average daily trading dollar value of the Company’s Class B ordinary shares, represented by the American depositary shares of the Company listed on the Nasdaq Global Market (the “ADSs”), for the five consecutive trading days immediately preceding the delivery of an advance notice by the Company, or (ii) US$10 million. For each Advance, the purchase price per share shall be 97% of the lowest daily volume weighted average price of the Class B ordinary shares of the Company, represented by the ADSs, for the five consecutive trading days commencing the date of the Company’s delivery of the advance notice (the “Pricing Period”). The closing of each Advance should take place as soon as practicable after the expiration of the applicable Pricing Period, subject to the procedures and conditions set forth in the SEPA. The purchase would be subject to certain ownership limitations as provided under the SEPA. Additionally, the Company may request from time to time from the Investor a cash payment of up to US$15 million (less a 2% original issue discount) to be repaid by share issuance or cash over a 15-week repayment period, subject to certain conditions set forth in the SEPA. The Investor has agreed that, during the term of the SEPA, neither the Investor nor its affiliates will engage in any short sales respect to the Company’s Class B ordinary shares.

FT Global Capital, Inc. acted as the placement agent in connection with the above-referenced financing.

The information contained in this press release does not constitute an offer to sell or the solicitation of an offer to buy shares of the Company, nor shall there be any offer, solicitation, or sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Missfresh Limited

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 36 minutes, on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their businesses digitally.

For more information, please visit: http://ir.Missfresh.cn.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com